Exhibit 99.1

China Rapid Finance Announces Submission of Regulatory Report

and Board Change

SHANGHAI, October 1, 2018 -- China Rapid Finance Limited (the “Company” or “XRF”) (NYSE: XRF), operator of one of China's largest consumer lending marketplaces, today announced that it submitted its P2P Compliance Self-Inspection Report (the “Report”) to its local P2P regulatory office.  The Report is the first of three steps mandated in the inspection process, a key element in demonstrating compliance with industry reforms being promulgated by the National P2P Rectification Office.

Dr. Zane Wang, Founder, Chairman and Co-CEO of XRF commented:  “The self-inspection process is critical to the stable growth of the P2P lending industry in China.  This process creates a standardized level of best practices across the whole industry, which will protect the interests of both borrowers and lenders. We are pleased to submit our report, which marks our active support and participation in the compliance process.  We are now ready to work with NIFA-- the National Internet Finance Association--and local authorities to move forward into the second and third stages.”

The Company is now focused on the next two process steps, which are 1) a self-disciplinary inspection conducted by NIFA and regional regulatory authorities and 2) verification of inspection results by the regional P2P Rectification Office to conduct on field inspections.  The Company has been making preparations and expects to complete these next steps before year-end.

Separately, the Company today announced that Andrew Mason resigned from the board of directors for personal reasons.

Dr. Wang commented, “Andrew served on our board for over 13 years, bringing valuable insight and guidance as we grew from a small start up to a publicly-traded industry leader.  We want to express our heartfelt gratitude for Andrew’s extraordinary efforts, for how he inspired us, and for his friendship.”

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. The Company facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for returning borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ChinaRapidFinance.com.

Safe Harbor Statement

Exhibit 99.1

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance

Marlene Pan

Tel: +86 (21) 6032-5999

Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA

Tel: +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

In US:

Exhibit 99.1

The Blueshirt Group

Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com